FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Notice dated April 30, 2015 regarding resolutions adopted by the Special Shareholders Meeting held on April 30, 2015

MATERIAL DISCLOSURE
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

Santiago, April 30, 2015

Messrs.
Securities and Insurance Commission of Chile
Av. Libertador Bernardo O’Higgins 1449
By Messenger

Re:      Administradora de Fondos de Pensiones ProVida S.A.
Securities Registration No. 211

Ladies and Gentlemen:

In compliance with Article 9 and the second subparagraph of Article 10 of the Securities Market Law 18045 and with General Rule No. 30 of the Commission, under due authority, I hereby make the following material disclosure about, and on behalf of, Administradora de Fondos de Pensiones ProVida S.A. (the “Company”):

A special shareholders meeting of the Company was held on the same date hereof in relation with the merger by takeover (the “Merger”) of the Company and MetLife Chile Acquisition Co. S.A. (“Acquisition Co.”), which was approved by a special shareholders meeting of the Company held on December 29, 2014 (the “Merger Meeting”).  Certain supplements, clarifications and/or changes were approved at today’s shareholders meeting regarding some matters contained in the resolutions adopted at the Merger Meeting.

In particular, the resolutions adopted at today’s special shareholders meeting are the following:

(i)      Approval of amended and restated bylaws of Acquisition Co. to include certain changes made by the Pension Commission to the text approved at the special shareholders meeting held on December 29, 2014.  Those changes clarify and complement the language used in the articles on the business purpose, the procedure to fill directorship vacancies and the conflicts of interest applicable to the chief executive officer.

(ii)     Approval of supplemental conditions required for the Merger to take effect, in line with the request by the Pension Commission, noting that the receipt by Acquisition Co. of a pension fund manager license is also a requirement for the Merger to take effect.

(iii)    Approval of supplements to the Financial Statements and Expert Opinions of the Company and Acquisition Co. based on the observations made by the Pension Commission and the Securities and Insurance Commission to the financial statements approved at the special shareholders meeting held December 29, 2014.

(iv)    Authority to the Board of Directors and powers of attorney.  The grant of authority to the Company’s Board of Directors to grant the powers of attorney that are deemed necessary, in particular the powers of attorney to legalize, consummate and implement the merger resolutions and other resolutions adopted by the shareholders meeting, and to adopt the other resolutions needed to implement the Merger.

Please be advised that at a special meeting held on the date hereof, the shareholders of Acquisition Co. agreed to supplement, clarify and/or modify certain matters contained in the resolutions adopted at the Acquisition Co. Merger Shareholders Meeting held on December 29, 2014, on the same terms approved by the Company’s shareholders.

Sincerely yours,

___________________________________
Carlo Ljubetic R.
Alternate Chief Executive Officer
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	April 30, 2015	By:	/s/ Andrés Veszprémy
			Name:	Andrés Veszprémy
			Title:	General Counsel

Date:	April 30, 2015	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer